UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 13, 2026 titled “Arcos Dorados Issues A Clarification On Expected Q1 2026 Performance”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: February 13, 2026

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ISSUES A CLARIFICATION ON EXPECTED Q1 2026 PERFORMANCE

Montevideo, Uruguay, February 13, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today issued a clarification with respect to its expected first quarter performance.

Arcos Dorados is aware of comments made recently in the market that, due to continued macroeconomic pressures in parts of Latin America, systemwide comparable sales growth is expected to decrease in the first quarter of 2026 versus the fourth quarter of 2025. In fact, the opposite is true. Based on its first quarter performance to date, the Company believes it will generate sequentially higher systemwide comparable sales growth in the first quarter of 2026 compared with the fourth quarter of 2025. Importantly, in addition to this constant currency growth in a comparable restaurant base, many of the local currencies in the Company’s main markets are stronger so far this year compared with the beginning of 2025, supporting expected total revenue growth in US dollars in the first quarter of 2026.

On March 19, 2026, before the market opens, the Company will publish its earnings press release and audited financial results for the fourth quarter and full year ended December 31, 2025. Results for the first quarter, ending March 31, 2026, will be made public in the middle of May 2026.

For more information, please contact:

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories. Arcos Dorados and its sub-franchisees together operate more than 2,500 restaurants and have more than 100,000 employees (as of 12/31/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s expected performance in the first quarter of 2026, including systemwide sales growth and total revenue. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the SEC. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Definitions

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

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